Exhibit 99.1

Linkage Global Inc
(incorporated in the Cayman Islands with limited liability)
(Nasdaq: LGCB)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “EGM”) of Linkage Global Inc, a Cayman Islands exempted company with limited liability (the “Company”), will be held on March 6, 2026, at 9:30 a.m., Eastern Time, Floor 26, Block B, Wangxun Building 11 Keji East Road, Gaoxin District,Fuzhou, Fujian Province, People’s Republic of China, for the purpose of shareholders considering and if thought fit passing the following resolutions:

1.      It is resolved, as an ordinary resolution, that the authorised share capital of the Company be immediately increased from US$2,500,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 2,000,000 Class B Ordinary Shares with a par value of US$0.0025 each to US$2,525,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 12,000,000 Class B Ordinary Shares with apar value of US$0.0025 each (the “Share Capital Increase”).

2.      It is resolved, as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in the form annexed to the proxy statement (the “A&R MoA”) in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

3.      It is resolved as an ordinary resolution that:

(a)     conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) and subject to such Effective Date being within two years of the date of this ordinary resolution:

(i)     the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)    no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)   any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)    any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion.

4.      It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation.

5.      It is resolved, as an ordinary resolution that, the extraordinary general meeting of the Company be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors to permit further solicitation and vote of proxies if, at the time of the extraordinary general meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “EGM Adjournment”).

The Board of Directors has fixed the close of business on February 6, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof. Only holders of Class A ordinary shares of par value US$0.0025 each and Class B ordinary shares of par value US$0.0025 each in the capital of the Company on the Record Date are entitled to receive notice of and to vote at the EGM or any adjournment thereof.

A shareholder who is entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote instead of that shareholder. Such proxyholder need not be a member.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2025 annual report, from the Company’s website at https://www.linkagecc.com/financial_reports or by submitting a request to ir@linkagecc.com. This notice of the EGM, the accompanying proxy statement, and the proxy card will be sent or made available to shareholders on or about February 13, 2026.

By Order of the Board of Directors,
/s/ Zhihua Wu
Zhihua Wu
Chairman of the Board of Directors
February 13, 2026

Linkage Global Inc

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
March 6, 2026
9:30 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Linkage Global Inc (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “EGM”) of the Company to be held on March 6, 2026, at 9:30 a.m., Eastern Time, at Floor 26, Block B, Wangxun Building 11 Keji East Road, Gaoxin District,Fuzhou, Fujian Province, People’s Republic of China, or any adjournment thereof.

Only holders of Class A ordinary shares of par value US$0.0025 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.0025 each (the “Class B Ordinary Shares”) in the capital of the Company of record at the close of business on February 6, 2025 (the “Record Date”) are entitled to attend and vote at the EGM or at any adjournment thereof. One or more shareholders holding shares of the Company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, that represent not less than one-third of the outstanding shares carrying the right to vote at the EGM shall be a quorum for all purposes.

Any shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to 100 votes in respect of each Class B Ordinary Shares held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the EGM, resolutions will be proposed as follows:

1.      It is resolved, as an ordinary resolution, that the authorised share capital of the Company be immediately increased from US$2,500,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 2,000,000 Class B Ordinary Shares with a par value of US$0.0025 each to US$2,525,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 12,000,000 Class B Ordinary Shares with apar value of US$0.0025 each (the “Share Capital Increase”).

2.      It is resolved, as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in the form annexed to the proxy statement (the “A&R MoA”) in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

3.      It is resolved as an ordinary resolution that:

(a)     conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) and subject to such Effective Date being within two years of the date of this ordinary resolution:

(i)     the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)    no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)   any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)    any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion.

4.      It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation.

5.      It is resolved, as an ordinary resolution that, the EGM be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors to permit further solicitation and vote of proxies if, at the time of the extraordinary general meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “EGM Adjournment”).

The Board of Directors unanimously recommends a vote “FOR” each of the Proposals No. 1 through 5.

VOTING PROCEDURE FOR HOLDERS OF SHARES

Shareholders entitled to vote at the EGM may do so either in person or by proxy. Those shareholders who are unable to attend the EGM are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

A proxy need not be a shareholder of the Company. A proxy card is enclosed with this proxy statement. It contains important instructions about completing and giving it to the Company.

You must ensure that your completed and signed proxy card, and any power of attorney or other authority (if any) under which it is signed, is deposited in accordance with the instructions set out therein. Proxy cards received after the time set out therein may be disregarded.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which names stand in the Company’s register of members.

If you are a body corporate, you may (instead of appointing a proxy) appoint an individual (a representative) to act as your representative at the EGM. A body corporate wishing to act by a duly authorized representative must identify that person to the Company by notice in writing delivered to the Company prior to the EGM. The Board of Directors reserve the right to require production of any evidence considered necessary to determine the validity of the notice. Where a duly authorised representative is present at a meeting that shareholder is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that shareholder.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market, LLC (“Nasdaq”), which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the fiscal year ended September 30, 2025 (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2025 Annual Report to shareholders by visiting the “Financial Reports” group under the “Financial Information” section of the Company’s website at https://www.linkagecc.com. If you want to receive a paper or email copy of the Company’s 2025 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the investor relationships contact of the Company at ir@linkagecc.com.

PROPOSAL NO. 1

SHARE CAPITAL INCREASE

The Board of Directors deems it advisable and is recommending that our shareholders approve the increase of Company’s authorised share capital from US$2,500,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 2,000,000 Class B Ordinary Shares with a par value of US$0.0025 each to US$2,525,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 12,000,000 Class B Ordinary Shares with a par value of US$0.0025 each.

RESOLUTIONS TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved, as an ordinary resolution, that the authorised share capital of the Company be immediately increased from US$2,500,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 2,000,000 Class B Ordinary Shares with a par value of US$0.0025 each to US$2,525,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 12,000,000 Class B Ordinary Shares with apar value of US$0.0025 each.

VOTE REQUIRED FOR APPROVAL

Proposal No. 1 will be approved if a simple majority of the total votes properly cast in person or by proxy at the EGM by the holders of Shares of the Company entitled to vote at the Meeting vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE SHARE CAPITAL INCREASE.

PROPOSAL NO. 2

A&R MOA ADOPTION

GENERAL

Changes to the Company’s Existing Amended and Restated Memorandum of Association

It is proposed that shareholders pass a special resolution approving, subject to and immediately following the Share Capital Increase being effected, the Company’s adoption of amended and restated memorandum of association (the “A&R MoA”), substantially in the form of Appendix A attached hereto, in substitution for, and to the exclusion of, the Company’s existing amended and restated memorandum of association, to reflect the Share Capital Increase.

The form of the A&R MoA, reflecting the effect the Share Capital Increase, is attached as Appendix A of this proxy statement.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in the form annexed to the proxy statement (the “A&R MoA”) in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

VOTE REQUIRED FOR APPROVAL

Proposal No. 2 will be approved if at least two-thirds of the total votes properly cast in person or by proxy at the EGM by the holders of Shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE A&R MOA ADOPTION.

PROPOSAL NO. 3

SHARE CONSOLIDATION

The Board of Directors deems it advisable and is recommending that our shareholders approve the consolidation of the Company’s authorised and issued share capital at a ratio ranging from 2:1 to 100:1, which shall be effective at such time to be determined by the Board of Directors, in its sole discretion.

Purpose of the Share Consolidation

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “LGCB.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Ordinary Shares.

On March 10, 2025, at an annual general meeting of the Company, the shareholders, among other things, passed an ordinary resolution (conditional upon the approval of our board in its sole discretion, with effect as of the date the board may determine) approving that the authorized, issued, and outstanding shares of the Company be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing shares of such class as set out in the Company’s memorandum and articles of association. On March 21, 2025, the Board of Directors pass a resolution to affect share consolidation on April 1, 2025. According to board resolution, the Company has affected share consolidation on a 10 for 1 ratio, resulting in an authorized share capital of $2,500,000 divided into 998,000,000 Class A Ordinary Shares of par value US$0.0025 each and 2,000,000 Class B Ordinary Shares of par value US$0.0025 each.

This current Share Consolidation Proposal is being brought for approval by the shareholders at the EGM in the event that the prior shares consolidation is not sufficient to maintain compliance with the Minimum Bid Price Rule, and an additional shares consolidation would be required to be implemented in short notice.

In the event the Class A Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to trade its Class A Ordinary Shares on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares; and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell Class A Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on such relationships.

Furthermore, if the Class A Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

However, there can be no assurance that Proposal No. 3, if effected and completed, will result in the intended benefits, such as increasing the trading price of the Class A ordinary shares or maintaining the continued listing of the Class A Ordinary Shares on Nasdaq.

Risks of the Proposed Share Consolidation

A decline in the market price of our Class A Ordinary Shares after the Share Consolidation is implemented may result in a greater percentage decline than would occur in the absence of a share consolidation.

If the Share Consolidation is implemented and the market price of our Class A Ordinary Shares declines, the percentage decline may be greater than would occur in the absence of a Share Consolidation. The market price of our Class A Ordinary Shares will, however, also be based upon our performance and other factors, which are unrelated to the number of Class A Ordinary Shares outstanding.

The proposed Share Consolidation may decrease the liquidity of our Class A Ordinary Shares.

The liquidity of our Class A Ordinary Shares may be harmed by the proposed Share Consolidation given the reduced number of shares Class A Ordinary Shares that would be outstanding after the Share Consolidation, particularly if the share price does not increase as a result of the Share Consolidation.

If we effect the reverse split and then the market price of our Common Stock will decline and will fail to meet the continued Nasdaq listing requirement for the minimum bid price, we may not be eligible for any compliance period.

In January 2025, the SEC approved amendments, which are now effective, to the Nasdaq listing rules that significantly affect companies seeking to use reverse stock splits to regain or maintain compliance with Minimum Bid Price Rule. The changes to the Nasdaq rules alter, among others, the frequency of reverse stock splits to prevent companies from repeatedly using them as part of their minimum bid price compliance strategy. Under the amended Nasdaq Listing Rule 5810(c)(3)(A)(iv), if a Company’s security fails to meet the continued listing requirement for minimum bid price and the Company has effected a reverse stock split over the prior one-year period (or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one), then the Company shall not be eligible for any compliance period to address the bid price deficiency. Instead, Nasdaq will move forward with delisting proceedings.

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation will not affect the registration of the Class A Ordinary Shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission. If and when the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-split basis on the effective date. In connection with the Share Consolidation, the CUSIP number of the Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A ordinary shares) will change.

Fractional Shares

No fractional Shares shall be issued in connection with the Share Consolidation and all fractional Shares (after aggregating all fractional Shares that would otherwise be received by a shareholder) resulting from the Share Consolidation will instead be rounded up to the whole number of Shares.

Street Name Holders of Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Class A Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Should the Board of Directors determines the effective time of the Share Consolidation, nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A Ordinary Shares in street name should contact their nominees.

Share Certificates

Should the Board of Directors choose to effect the Share Consolidation, the Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective time.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

“It is resolved as an ordinary resolution that:

(a)    conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) and subject to such Effective Date being within two years of the date of this ordinary resolution:

(i)     the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)    no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)   any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)    any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 3 requires shareholders to pass an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Shares who, being present and entitled to vote at the EGM, vote at the EGM.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE SHARE CONSOLIDATION.

PROPOSAL NO. 4

Further A&R MoA ADOPTION

Subject to and immediately following the Share Consolidation being effected (Proposal No. 3), it is proposed that the Company amend and restate memorandum of association then in effect to reflect the Share Consolidation.

It is proposed that shareholders pass a special resolution to approve, subject to and immediately following the Share Consolidation being effected, the Company’s adoption of the amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s memorandum of association then in effect, to reflect the Share Consolidation.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation..

VOTE REQUIRED FOR APPROVAL

Proposal No. 4 will be approved if at least two-thirds of the total votes properly cast in person or by proxy at the EGM by the holders of Shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADOPTION OF FURTHER A&R MOA.

PROPOSAL NO. 5

EGM ADJOURNMENT

Proposal No. 5, if adopted, will allow the Board of Directors to adjourn the EGM to a later date or dates or sine die, if necessary or desirable to permit further solicitation and vote of proxies if, at the time of the EGM of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the EGM. If Proposal No. 5 is not approved by shareholders, the Board of Directors may not be able to adjourn the EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as an ordinary resolution that, the EGM be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors to permit further solicitation and vote of proxies if, at the time of the extraordinary general meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

VOTE REQUIRED FOR APPROVAL

Proposal No. 5 will be approved if a simple majority of the total votes properly cast in person or by proxy at the EGM by the holders of Shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
the EGM ADJOURNMENT.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors
Date: February 13, 2026	/s/ Zhihua Wu
Zhihua Wu
Chairman of the Board of Directors

Appendix A

A&R MoA

Companies Act (Revised)

Company Limited by Shares

____________________________________________________

AMENDED & RESTATED

memorandum of association
OF
LINKAGE GLOBAL INC

傳丞環球股份有限公司

____________________________________________________

(Adopted by special resolution passed on 6 March 2026)

Companies Act (Revised)

Company Limited by Shares

Amended & Restated

Memorandum of Association

of

Linkage Global Inc

傳丞環球股份有限公司

(Adopted by special resolution passed on 6 March 2026)

1       The name of the Company is Linkage Global lnc

2       The dual foreign name of the Company is 傳丞環球股份有限公司.

3       The Company’s registered office will be situated at the office of Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands or at such other place as the directors may at any time decide.

4       The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

5       The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

6       Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)     the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)    insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)     the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

7       The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

8       The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

9       The share capital of the Company is US$2,525,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 12,000,000 Class B Ordinary Shares with apar value of US$0.0025 each. There is no limit on the number of shares of any class which the Company is authorised to issue. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)     to redeem or repurchase any of its shares; and

(b)    to increase or reduce its capital; and

(c)     to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)     with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)    subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)    to alter any of those rights, privileges, conditions, limitations or restrictions.

10     The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.